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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


           CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
          UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
           OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
               AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                               Commission File Number  0-22867
                                                                     -----------

                        Continental Natural Gas, Inc.*
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            (Exact name of registrant as specified in its charter)


  1437 South Boulder, Suite 1250, Tulsa, Oklahoma 74119, phone: 918/582-4700
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Common Stock
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           (Title of each class of securities covered by this Form)

                                     None
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    / /

        Approximate number of holders of record as of the certification or
notice date:        None
             --------------------

        Pursuant to the requirements of the Securities Exchange Act of 1934, CMS Energy Corporation, as successor by merger to Continental Natural Gas, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:   October 16, 1998              By: /s/ MICHAEL D. VANHEMERT
        ----------------                  --------------------------------
                                          Name: Michael D. VanHemert
                                          Title: Assistant General Counsel
                                                 of CMS Energy Corporation


*Effective 12:01 A.M. on October 16, 1998, the registrant was merged into a wholly-owned subsidiary of CMS Energy Corporation ("CMS Energy") (Commission File No. 1-9513) in a statutory merger in which all of the outstanding shares of Continental Natural Gas, Inc. Common Stock were converted into shares of CMS Energy Common Stock, $.01 par value (except for fractional share interests to be paid in cash), and the surviving corporation became a wholly-owned subsidiary of CMS Energy. The address of CMS Energy Corporation is Fairlane Plaza South, 330 Town Center Drive, Suite 1100, Dearborn, Michigan 48126.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (8-93)